

September 17, 2013

Via U.S. postal mail
Mr. Charles Strongo
Chief Executive Officer
Wholehealth Products, Inc.
2012 Business Center Drive, Suite 115I
Irvine, California 92612

> **Re: Wholehealth Products, Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-K/A for the Fiscal Year ended August 31, 2012**
> **Filed January 30, 2013**
> **Form 10-Q for the Fiscal Quarter ended May 31, 2013**
> **Filed September 16, 2013**
> **File No. 0-52309**

Dear Mr. Strongo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2012

Financial Statements

1.   We note that although your financial statements are labeled as audited, you have not included an audit report in your filing. Please amend your filing to include an audit report to comply with Rule 8-02 of Regulation S-X.

Additionally, as it appears you are a development stage company, given the definition in FASB ASC 915-10-20, you should also present audited financial statements for the cumulative period since inception of your new business, and label your financial statements as those of a development stage enterprise, in accordance with FASB ASC 915-205-45-2 and 45-4.

2.   If you have engaged a new independent accountant you must also file an Item 4.01 Form 8-K within four days of this change. Please comply with your reporting obligations under Rule 13a-11 of Regulation 13A, as applicable.

Form 10-Q for the Fiscal Quarter Ended May 31, 2013

Cover Page

3.   We note you disclose that your principal executive office is located in Las Vegas, Nevada, although you have indicated that your office is located in Irvine, California on the Company Update you filed December 11, 2012 on EDGAR. Please ensure that the address you report in your filings is current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief